Exhibit 99.1

Copa Holdings Announces Fourth Quarter and Full Year Financial Results Release Schedule

PANAMA CITY, January 8, 2024 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Fourth Quarter 2023

Date:	February 7, 2024

Time:	After US market close

This release will be available on our website:	https://copa.gcs-web.com/financial-information/quarterly-results

Earnings Conference Call and Webcast

Date:	February 8, 2024

Time:	11:00 AM US ET (11:00 AM Local Time)

Join by phone:	https://register.vevent.com/register/BI4cf2c550166242c38d9f247f0fa590a7

Webcast (listen-only):	https://copa.gcs-web.com/events-and-presentations

Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

We encourage our listeners to join the conference via webcast. Please access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download, and install any necessary software.

If you are unable to listen to or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774